UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION
TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF
THE INVESTMENT COMPANY ACT OF 1940
     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Plainfield Direct LLC
333 Ludlow Street
Stamford, Connecticut 06902
(Address of Principal Business Office)
(203) 302-1700
Telephone Number (including area code)
814-00745
(File Number under the Investment Company Act of 1940)
001-33570
(File Number under the Securities Exchange Act of 1934)
Basis for Filing the Notification of Withdrawal:
     Plainfield Direct LLC, the successor to Plainfield Direct Inc., (the “Company”) has determined to voluntarily withdraw its election under Section 54(a) of the Act so as to cease to be a business development company, and this change was authorized by the vote of a majority of the Company’s outstanding voting securities at a special meeting held on December 20, 2010. At the special meeting, 62,834,872 units voted in favor of the proposal to authorize the Board of Directors of the Company (the “Board”) to withdraw the Company’s election to be treated as a business development company and 0 units opposed such proposal. The Company has 65,758,548 outstanding units. Since the Company’s registration statement was filed in May 2007, the registration statement has not been declared effective and the Company has never made a public offering of its securities. Given the desire for liquidity of substantially all of the Company’s members, the expense connected to ongoing compliance with the business development company regime and the relatively low likelihood of identifying a potential acquirer that would provide significant value for the Company’s business development company status, the Board determined that it would be in the best interests of the Company and its members to withdraw the Company’s election to be treated as a business development company. The Company is exploring strategic alternatives, including a possible merger or other combination as well as one or more possible sales of all or a material portion of its assets. The Company intends at all times to conduct its activities in such a way that it will be excepted from the definition of “investment company” under the Act. As a result, among other things, it will not hereafter make, or propose to make, a public offering of its securities.

SIGNATURES
     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Stamford and the state of Connecticut on the 30th day of December, 2010.

PLAINFIELD DIRECT LLC
By:	/s/ Max Holmes
Max Holmes
Director, Chief Executive Officer and President

Attest:	/s/ Celine Hannett
Celine Hannett
Chief Financial Officer and Treasurer